FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 20, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following replaces the Notice of Results announcement released on 20 March 2003.

All times referred to in the announcement should be (GMT) and not (BST) as previously announced. All other details remain unchanged.

For immediate release
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)                                                                                                                          20 March 2003

NOTICE OF ANNOUNCEMENT

SIGNET GROUP PLC PRELIMINARY RESULTS

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, will announce its preliminary results for the year ended 1 February 2003, at 12.00 noon (GMT) on Wednesday 26 March 2003.

There will be a presentation chaired by Terry Burman, Group and US CEO and Walker Boyd, Group Finance Director at 2.00 p.m. (GMT) on 26 March 2003 for analysts and institutional investors. The presentation, can also be accessed remotely by a simultaneous audio webcast plus slides on the Signet Group website (www.signetgroupplc.com) or by dialling in to the results conference call at 2.00 p.m. (GMT) (9.00 a.m. EST and 6.00 a.m. Pacific time).

Conference call details are as follows:

European dial-in:                                      +44 (0) 20 7984 7576                                 Password: "Signet"
European 48 hr replay:                             +44 (0) 20 7984 7578                                 Access code: 163387

US dial-in:                                               +1 719 457 2621                                        Password: "Signet"
US 48 hr replay:                                      +1 719 457 0820                                        Access code: 163387

For further information:

Tim Jackson, Investor Relations Director: +44 (0) 20 7399 9520

Mike Smith/Tim Grey, Brunswick: +44 (0) 20 7404 5959

Andre Brands, The Global Consulting Group: +1 212 807 5010

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   March 20, 2003